Exhibit 97.2
RAYONIER INC.

CLAWBACK POLICY IN THE EVENT OF
DETRIMENTAL CONDUCT

Purpose

This Clawback Policy (this “Policy”) identifies Detrimental Conduct (as defined below) contrary to the best interests of Rayonier that can result in forfeiture of the value of a Covered Person’s Incentive Payments.
The Compensation and Management Development Committee (the “Compensation Committee”) has full authority to interpret and enforce this Policy.
You are a Covered Person if you are in a salary grade L1 to L11.
Incentive Payments include bonus payments, stock options, performance shares, restricted stock and other incentive compensation under the Rayonier Bonus Plan, the Rayonier Incentive Stock Plan, and any incentive compensation plan, program or arrangement of the Company specifically identifying this Policy.
Company means Rayonier Inc. and includes its subsidiaries and controlled affiliates and any successors to any such entity’s business and/or assets, whether by operation of law or otherwise.
Detrimental Conduct is any of the following conduct occurring at any time during your employment with the Company or during the twelve months thereafter:
In connection with the performance of your duties on behalf of the Company, committing an illegal act, including but not limited to embezzlement or misappropriation of Company funds, or your willful failure to comply with the material policies and procedures of the Company as determined by the Compensation Committee.
Taking any action or failing to take any action, knowingly, negligently or with unreasonable disregard of relevant circumstances, the result of which puts the Company at a material risk.
Consequences of Engaging in Detrimental Conduct
Within 30 days after the Company sends you written notice at any time following your having engaged in Detrimental Conduct, you are required to pay to the Company the Applicable Clawback Amount, as determined by the Company and, in the case of equity awards, taking account of the clawback formula in Annex A for Awards under the Rayonier Incentive Stock Plan. For the avoidance of doubt, in the event that you are deemed a “Covered Executive” under the Rayonier Inc. Clawback Policy in the Event of a Financial Restatement (the “Financial Restatement Clawback Policy”) and engage in Detrimental Conduct that leads to an “Accounting Restatement” under the Financial Restatement Clawback Policy, the amount to be recovered shall be the greater of the amount of the Applicable Clawback Amount calculated in accordance with this Policy and the amount of Excess Compensation as calculated under the Financial Restatement Clawback Policy.

The Applicable Clawback Amount includes the value of those Incentive Payments selected by the Compensation Committee, in its discretion, from among those Incentive Payments that were

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Rayonier
Clawback Policy – Detrimental Conduct (continued)
paid or outstanding (and without regard to whether they are vested or unvested) during the 36 months preceding a date identified in the written notice (and which may include all Incentive Payments paid or outstanding in such period).
Right to Offset

The Company may offset its obligation to make any payment owed to you against amounts due to the Company under this Policy (except to the extent not permitted under Section 409A of the Internal Revenue Code without the imposition of penalties or by applicable law).
Other Recoupment Rights; No Additional Payments

The Compensation Committee intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee may require, through execution of the Acknowledgment Form or otherwise, that any employment agreement, equity award agreement, or any other agreement, plan or arrangement entered into or adopted on or after the Effective Date will, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Except as otherwise explicitly provided for in this Policy, any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under the Sarbanes-Oxley Act of 2002 or other applicable law, regulation, rule, or Company policy, or pursuant to the terms of any employment agreement, equity award agreement, or similar agreement, plan or arrangement and any other legal remedies available to the Company.

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Rayonier
Clawback Policy – Detrimental Conduct (continued)
Annex A to the Clawback Policy

The Applicable Clawback Amount in the case of Awards under the Rayonier Incentive Stock Plan will be determined as follows:
(A)    with respect to Award Shares (defined below) received by you, in the case of shares of Rayonier stock, an amount equal to:
(i)     the number of shares before taxes multiplied by the greater of
(a) the closing price per share on the primary stock exchange on which the shares traded on the date you received them,
or
(b) if the shares have been sold, the selling price per share (and only in the case of the “buy and hold” exercise of an option awarded under the Plan, less the option strike price), plus
(ii) the Associated Return (defined below), and
(B)    in the case of cash received by you as a result of the “cashless” exercise of options awarded under the Plan, an amount equal to the cash actually received by you before taxes in respect of the options exercised.

“Associated Return”     means a cash payment to be made by you to the Company equal to all dividends, dividend equivalents and interest paid by the Company in respect of the Award Shares through the date of your payment in full of the Applicable Clawback Amount.
“Award Shares”     means any and all shares of Rayonier common stock or cash to which you may become entitled upon the vesting, exercise or settlement of your Award.

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Rayonier
Clawback Policy – Detrimental Conduct (continued)
Acknowledgment:
I have received a copy of the terms of this Clawback Policy (including Annex A thereto) and acknowledge that in addition to such remedies as may be available to Rayonier, I may be required to return or forfeit the right to receive Incentive Payments should I engage in Detrimental Conduct.

EMPLOYEE:

Print Name:
Date:

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